EXHIBIT 7.6

JANUARY 16 PRESS RELEASE

MOUNT KELLETT SENDS THIRD LETTER TO THE BOARD OF CLEARWIRE

New York, NY, January 16, 2013 – Mount Kellett Capital Management LP (“Mount Kellett”) today sent a letter to the Clearwire Corporation (NASDAQ: CLWR) (“Clearwire”) Board of Directors outlining issues related to, among other things, Clearwire’s relationship with Sprint Nextel Corporation (NYSE: S).  Full text of the letter follows:

January 16, 2013

BY EMAIL & FEDEX

Clearwire Corporation

1475 120th Avenue NE

Bellevue, WA 98005

Attn: Special Committee of the Board of Directors

Dear Ladies and Gentlemen:

As you know from our previous correspondence, Mount Kellett Capital Management LP (“Mount Kellett” or “we”) is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. Mount Kellett and funds and accounts under common control collectively have beneficial ownership in Clearwire Corporation (“Clearwire” or the “Company”) of 53.2 million shares, or approximately 3.6%, of the Company’s outstanding voting stock (the “Shares”), or approximately 7.3% of the Company' outstanding voting stock not controlled by SprintNextel Corp ("Sprint").

We have of course been carefully monitoring recent developments concerning Clearwire and its proposed acquisition by Sprint, including the Company's announcement on January 8, 2013 that it had received an unsolicited proposal from DISH to acquire Clearwire at a premium to the consideration offered by Sprint, to acquire certain of Clearwire's excess spectrum and to provide financing to Clearwire.

The DISH proposal is further evidence of what has been clear to us for many weeks:

1. The Special Committee, in breach of its fiduciary duties to the minority stockholders of Clearwire, utterly capitulated to Sprint's demand to sell the Company at a grossly inadequate price.

2. The Special Committee and the Board of Directors generally, in breach of their fiduciary duties and despite public assurances to the contrary, failed to conduct a vigorous process for the monetization of the Company's excess spectrum.

3. The Special Committee and the Board of Directors generally, in breach of their fiduciary duties, failed to adequately explore other financing alternatives available to the Company, instead accepting a highly coercive and highly dilutive convertible debt financing from Sprint.

Clearwire Corporation

January 16, 2013

Instead of doing its job, the Special Committee opted for a quick sale to Sprint on the cheap. The result has been massive shareholder dissatisfaction, litigation by a substantial shareholder against the transaction, and the likelihood—perhaps now a certainty—that the Sprint acquisition of Clearwire will be voted down.

In light of these circumstances, it is incumbent on the Special Committee to take its time to thoroughly and thoughtfully evaluate the DISH proposal, including how to address certain obstacles to consummating the proposal asserted by Sprint (such as through a potential reorganization process) and to negotiate for all possible improvements to the proposal. The Special Committee should refrain from compounding the harm to minority stockholders that results from its previous mistakes and avoid taking any hasty actions that would jeopardize the opportunity of minority stockholders to realize substantially higher value for their Shares or that would permit a transaction between Sprint and DISH that does not result in a substantial improvement in the consideration to be paid to minority stockholders by Sprint.

We are available, as always, to discuss issues relevant to Clearwire at your convenience.

Very truly yours,

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:
Name: Jonathan Fiorello
Title: Chief Operating Officer

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 115 employees with offices in New York, Dallas, Hong Kong, London, and Mumbai. The firm currently has in excess of $7 billion in assets under management.

Contacts

DFH Public Affairs

Ian Hamilton

416-206-0118 ext. 222

Gord Forstner

416-206-0118 ext. 221